UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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Groupon, Inc.

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(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Your **Vote** Counts!

GROUPON, INC.

2023 Annual Meeting

Vote by June 13, 2023

11:59 PM ET

GROUPON, INC.
600 WEST CHICAGO AVENUE
SUITE 400
CHICAGO, IL 60654



You invested in GROUPON, INC. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy material for the stockholder meeting to be held on June 14, 2023.**

Get informed before you vote

View the Notice of Annual Meeting, Proxy Statement, Annual Report on Form 10- K online OR you can receive a free paper or email copy of the material(s) by requesting prior to May 31, 2023. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.



For complete information and to vote, visit **www.ProxyVote.com**

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Vote in Person at the Meeting*

June 14, 2023
10:00 AM CDT

Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601

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*Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote at www.ProxyVote.com

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming stockholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends
1. To elect five directors from the nominees named in the proxy statement. **Nominees:** 01) Dusan Senkypl 03) Robert Bass 05) Theodore Leonsis 02) Jan Barta 04) Eric Lefkofsky	✔**For**
2. To ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2023.	✔**For**
3. To conduct an advisory vote to approve our named executive officer compensation.	✔**For**
4. To approve an amendment of the Groupon, Inc. 2011 Incentive Plan, as amended (the "A&R 2011 Incentive Plan"), to allow for the vesting and exercise of the Senkypl Options (as defined in the proxy statement) prior to the first anniversary of the grant date of such options.	✔**For**
5. To approve a separate amendment to the A&R 2011 Incentive Plan to increase the number of authorized shares thereunder.	✔**For**
NOTE: To transact other business that may properly come before the Annual Meeting.	

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